UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: January 31, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment 1)*

NET 1 UEPS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64107N206

(CUSIP Number)

August 8, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nedbank Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of South Africa

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,500,000

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,500,000

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.2%

12.	Type of Reporting Person (See Instructions) BK

Item 1.
	(a)	Name of Issuer Net 1 UEPS Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4th Floor, North Wing, President Place, Cnr Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.
	(a)	Name of Person Filing Nedbank Limited.
	(b)	Address of Principal Business Office or, if none, Residence 135 Rivonia Road, Sandown, 2196, Sandton, South Africa.
	(c)	Citizenship Republic of South Africa.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 64107N206.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Nedbank Limited is the beneficial owner of 1,500,000 shares of the Common Stock, or 3.2% of the aggregate number of shares of Common Stock outstanding, assuming that Nedbank Limited converted all 1,500,000 shares of Special Convertible Preferred Stock of the Issuer it holds into Common Stock and that no other holder converted its shares of Special Convertible Preferred Stock. Nedbank Limited became the beneficial owner of the shares on 30 June 2004 in connection with an SEC-registered exchange offer pursuant to which it exchanged the shares of common stock held by it in Net 1 Applied Technology Holdings Limited, a company existing under the laws of South Africa, for the Special Convertible Preferred Shares. Nedbank Limited is the beneficial owner of 1,500,000 shares of the Common Stock because it has the right to convert at any time any or all of the 1,500,000 shares of Special Convertible Preferred Stock of the Issuer, held on its behalf through a trust structure necessitated by South African exchange control requirements, into an equal number of shares of Common Stock. The Special Convertible Preferred Stock has voting rights equivalent to those of the Common Stock and votes together with the Common Stock as a single class.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2006

February 7, 2006
Date
By: /s/ John Bestbier *
Signature

John Bestbier
Name
Director, M & A Division
Name/Title

NEDBANK LIMITED

February 7, 2006
Date
By: /s/ Justin Kretzschmar *
Signature

Justin Kretzschmar
Name
General Manager
Name/Title

* Please see Board Resolution authorizing signatures, attached to this filing.

NEDBANK LIMITED

(“the Bank”)

EXTRACT OF THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

AT THE REGISTERED OFFICE OF THE BANK IN SANDTON ON FRIDAY, 20 JANUARY 2006

IT WAS RESOLVED THAT:

The Board of Directors, without abdicating any of its rights, powers or authority and at all times retaining the power to carry out and prescribe all executive actions of the Bank, hereby authorises any two of:

PAUL CAMBO BALOYI,  SELBY ALAN MASIBONGE BAQWA,  FRANK MICHAEL BERKELEY,  JOHN RUSSELL BESTBIER,  LUIGI ANTONIO BIANCO,  THOMAS ANDREW BOARDMAN,  ANEL BOSMAN,  MICHAEL WILLIAM THOMAS BROWN,  WARREN ALEXANDER MORTEN CLEWLOW,  GAVIN MICHAEL COOKMAN,  DAVID PIERRE CREWE-BROWN,  JOHN CHARLES CRUICKSHANK,  PAUL ARNOLD CURRIE,  MICHAEL HOWARD DAVIS,  LEONARD MAXWELL DE VILLIERS,  GRAHAM WAYNE DEMPSTER,  MILES JEREMY DIVETT,  BRANDON CRAIG DOYLE,  JAN ADRIAAN DU PLESSIS,  DENNIS DYKES,  JUDITH ELIZABETH FILLMORE,  JEROME NICOLAS ROLAND FREY,  IAN FULLER,  GREGORY ALAN GARDEN,  SYDNEY GERICKE,  DAVID ANTON SCOTT HAMMOND,  INGRID HINDLE,  BARRY JOHN STUART HORE,  TREVOR JOHN HOWCROFT,  KEITH MICHAEL HUTCHINSON,  NICOLAAS JACOBS,  PATRICK LYNTON JACKSON,  INGRID GAIL JOHNSON,  MICHAEL MERVYN KATZ,  BRIAN KENNEDY,  JUSTIN WILLIAM KRETZSCHMAR,  WILLEM JACOBUS KRÜGER,  PETER HENRY LANE,  DAVID MACREADY,  ROBIN LOCKHART-ROSS,  DARRYL McMULLEN,  ANDRÉ JOHAN MEYER,  DEREK GEOFFREY SIDNEY MULLER,  MADUKE LOT NDLOVU, GABRIEL STEFANUS NIENABER,  MFUNDO CLEMENT NKUHLU,  SAKHIWO NTOMBELA,  GAVIN GRAHAM PAYNE,  BONGI RADEBE,  ANTON REDELINGHUIS,  SAREL JOHANNES RUDD,  WILLEM JOHANNES HENDRIK SCHOLTZ,  ROBERT ANDREW SHUTER,  GLENN ROGER SMITH,  MURRAY JOHN STOCKS,  HENDRIK JOSIAS SWANEPOEL,  ASHLEY PHILIP JEREMY SUTTON-PRYCE,  FRED SWANEPOEL,  ANTON TALJAARD,  JUNE TUDHOPE,  RICHARD WEPENER TUDHOPE,  JOHANNES PETRUS VAN DER WESTHUYZEN,  CLIVE RICHARD VAN HOREN,  HEINZ MARIA WEILERT,  PHILIPPUS ARNOLDUS WESSELS,  MARK ROSS WESTON,  COLIN LESLIE WHEATER,  HAROLD JAMES WILSON and SHIRLEY ZINN

in the name and on behalf of the Bank, to do all things and sign all documents that, in the ordinary course of business of the Bank, may be required to manage and execute the business of the Bank in all its particulars as well as the administration of the Bank’s affairs, staff and property, subject to the Memorandum and Articles of Association of the Bank, including (but not limited to) the following —

1.      receive, acquire, dispose of and in any manner deal with moneys, goods of any nature whatsoever, securities, rights, interests, bonds, pledges, shares, negotiable and other instruments, valuables and anything whatsoever which the Bank may deal with;

2.      purchase, lease or in any other manner acquire whatsoever movable and immovable property, rights and interests of any nature, and mortgage, pledge, let, cede, make over, sell or in any manner whatsoever dispose of and deal with same and draft and sign all documents for such purposes;

3.      cede, make over and cancel all bonds, pledges, securities, contracts, rights, deeds of transfer and cession and any proof of title in favour of or under the control of the Bank;

4.      institute, prosecute, settle, withdraw and defend, in the ordinary course of business of the Bank, all claims, applications, suits or actions by or in favour of or under the control of or against the Bank, proceed to the final end and determination thereof or submit same to arbitration;

5.      institute, prosecute, settle and withdraw, in the ordinary course of business of the Bank,  legal proceedings for the provisional or final liquidation or sequestration of any debtor of the Bank or place any such debtor under judicial management, whether provisional or final; nominate and vote for the appointment of provisional and final liquidators, trustees and judicial managers; prove claims against any estate, whether insolvent or otherwise; attend meetings of creditors and vote at such meetings; effect arrangements or compromises with debtors or creditors, whether in terms of the Companies Act or otherwise; apply for the cancellation of orders of liquidation, sequestration and judicial management, and agree to moratoriums proposed by debtors;

6.      administer, control and wind up estates;

7.      make, acquire, transfer and dispose of investments in ordinary course of the business of  the Bank;

8.      make or receive payments of any nature whatsoever, other than dividends declared and paid by the Bank;

9.      undertake and/or cause to be undertaken in the ordinary course of business of the Bank any undertaking, business, object or activity  which falls under and within the objects of the Bank, in the ordinary course of the business of  the Bank;

10.    carry on and transact, in the ordinary course of business of the Bank, every kind of guarantee and indemnity business;

11.    establish, control and close branches and agencies of the Bank save in respect of branches outside the Republic of South Africa,;

12.    negotiate, in the ordinary course of business of the Bank, loans, advances and other kinds of facilities on behalf of other parties,;

13.    accept or cause to be accepted the appointment of executor, curator, administrator or any other office of whatsoever nature and terminate or transfer any such appointment;

14.    appoint and dismiss attorneys, conveyancers, advocates, agents, contractors and representatives of any nature whatsoever, other than the external auditors of the Bank;

15.    cause decisions and judgments to be executed and execute, settle or remove attachments;

16.    appoint, suspend and dismiss managers, employees and servants of all ranks and determine conditions of appointment and dismissal (other than the Company Secretary and the Chief Executive Officer of the Bank and any person required to be appointed in terms of any Act);

17.    draft regulations and give instructions with reference to all undertakings and activities of managers, employees and servants of the Bank and amend or cancel same in accordance with the strategy, policy and directives of the Board of Directors (if any);

18.    draft, give, amend and cancel instructions, powers and authorities of managers, employees, agents and any representatives of the Bank or persons appointed by the Bank subject to such powers and authorities as may be reserved to the Board of Directors from time to time;

19.    sign and execute in the ordinary course of the business of the Bank procurations, powers of attorney, proxies and any documents of appointment and undertaking,;

20.    prepare or cause to be prepared any documents and sign and execute same, save where such documents are required to be approved and/or signed by the Board of Directors;

21.    represent and act on behalf of the Bank in all respects in any legal matter or for any legal purpose and cause;

22.    attend and take part in meetings;

23.    sign or execute any power of attorney, application or consent required in terms of the Deeds Registries Act, No 47 of 1937 or the Sectional Titles Act, No 95 of 1986, for the performance of an act of registration in a deeds registry or mining titles office and any agreement of partition referred to in section 26 of Act 27 of 1982 executed after 1 October 1983 and tendered for registration or filing or recording in a deeds registry;  and

24.    to appoint, in writing, any official of the Bank to carry out and/or perform any aspect of the business and/or administration of the Bank in the ordinary course of business of the Bank, as contemplated above, provided that where any document binding the Bank is required to be signed, such document will require the signature of two officials so appointed.

The persons hereby authorised to act on behalf of the Bank are hereby granted full power and authority to —

(i)      do all such further acts and sign all such further documents as may be necessary or ancillary to the aforementioned purpose or function; and

(ii)     delegate any of the powers and authorities granted to them in terms of this resolution to any committee, manager or other officer of the Bank upon such terms and for such period as they may deem fit: Provided that the authority is granted in terms of a certificate naming and identifying the committee, manager or other officer, as the case may be, and signed by any two of the persons identified above.

This authority may be altered or withdrawn at any time in respect of any or all of the above officials, by resolution of the Board of Directors.

CERTIFIED A TRUE EXTRACT

J KATZIN

EX OFFICIO COMMISSIONER OF OATHS